UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2015

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Departure of Directors or Certain Members of Senior Management; Election of Directors

Effective April 16, 2015, Mr. Derek Murphy has stepped down as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as member of the Board of Managers of Telesat LLC.

Telesat Holdings Inc. is pleased to announce that, effective April 16, 2015, Mr. Daniel Garant has joined the Board of Directors of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and the Board of Mangers of Telesat LLC. Mr. Garant joined the Public Sector Pension Investment Board (“PSP Investments”) in September 2008 as Senior Vice President, Public Market Investments. In addition to those responsibilities, he was named Interim Senior Vice President, Private Equity in April 2015. Previously, from 2005 to 2008, he was Executive Vice President of Finance and CFO for Hydro-Québec, as well as the CEO of Hydro-Québec International. From 1991 to 1997, he held the position of Senior Manager, Private Equity at the Caisse de dépôt et placement du Québec.

PSP Investments nominated Mr. Garant as one of its three nominees to the Board of Directors pursuant to the Shareholders Agreement described in “Item 7B. Related Party Transactions” of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended 2014. Except for the Shareholder Agreement, there are no material arrangements or understanding with major shareholders or between any two or more directors or members of senior management pursuant to which he was elected as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.

Date: April 21, 2015	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary